UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 000-52807

CUSIP Number 16890B104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

China Changjiang Mining & New Energy Co., Ltd.
Full Name of Registrant

Twenty-Fourth Floor, Block B, Xinhui Mansion, No. 33 Gaoxin Road
Address of Principal Executive Office (Street and Number)

High Tech Zone, Xi' An P.R. China 71005
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "Report") by the prescribed date of March 30, 2016, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Rapfogel	(212)	259-7300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

We generated revenue of $16,718 from solar PV energy segment for the year ended December 31, 2015, compared with the revenue of $26,908 for the year ended December 31, 2014. We did not recognize land use right leasing revenue for the year ended December 31, 2015, because we could not expect the recovery of this revenue, while we recognized land use right leasing revenue of $1,220,365 for the year ended December 31, 2014. As a result, the revenue was $16,718 for the year ended December 31, 2015, while the total revenue was $1,247,273 for the year ended December 31, 2014.

Total operating expenses for the year ended December 31, 2015 increased to $4,674,545 from comparable figure of $748,934 for the year ended December 31, 2014, representing an increase of $3,925,611, or 524%. The operating expenses increased significantly because we wrote off total balance of $3,897,124 due from related parties and total balance of $71,820 receivable from third parties due to uncertain collectability. And the depreciation expense slightly decreased to $53,174, from comparable figure of $55,324. The amortization expense for the year ended December 31, 2015 remained stable, as no addition or disposal occurred for Land use rights.

2

China Changjiang Mining & New Energy Co., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 31, 2016	By:	/s/ Chen Wei Dong
Chen Wei Dong
Chief Executive Officer and President